15047384

UNI[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31,2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68542

SEC MAIL PROCESSING RECEIVED MAR 0 2 2015 WASHINGTON DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Apollo Global Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Weidler **212-822-0730**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number

AFFIRMATION

I, Chris Weidler, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Apollo Global Securities, LLC as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chris Weidler,
Chief Financial Officer

Subscribed to before me this
25 the date of February 2015

Notary Public

ELVIRA M. ALTIMARI-JAEGER
Notary Public, State of New York
No. 01AL6113151
Qualified in Nassau County
Commission Expires July 19, 2016

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Apollo Global Securities, LLC:

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC, (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Apollo Global Securities, LLC, as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2015

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	147,859,410
Receivables from affiliates		3,533,360
Other assets		38,972
TOTAL ASSETS	$	151,431,742

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	429,637
TOTAL LIABILITIES		429,637
MEMBER'S EQUITY		151,002,105
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	151,431,742

See accompanying notes to statement of financial condition

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, LLC (the "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, and engages in firm commitment underwritings in connection with the resale of securities pursuant to Rule 144A under the Securities Act of 1933.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash—The Company only holds cash held at financial institutions and did not hold any cash equivalents at December 31, 2014, or throughout the year then ended. At times during the year, cash balances may exceed the insured limit.

Revenues—Revenues are reported in four separate categories that include transaction fees, other income, underwriting fees and interest income.

The Company receives transaction fees related to the acquisition and disposition of certain portfolio companies as a result of providing transaction advisory services to certain private equity and capital markets portfolio companies. Transaction fees are recognized when the underlying services rendered are substantially complete, in accordance with the terms of their transaction agreements.

The Company provides placement services on behalf of the Parent in accordance with an engagement agreement (the "Engagement Agreement"). Under the

Engagement Agreement the Company recognizes a fee, as placement services expenses are incurred and allocated by the Parent at cost.

The Company has a netting agreement with the Ultimate Parent and its consolidated subsidiaries whereas payables and receivables between these affiliates and the Company are set-off resulting in a single net receivable or payable amount in the Receivables from affiliates or Payables to affiliates on the Statements of Financial Condition ("Netting Agreement"). In accordance with the Netting Agreement, income recognized but not received is netted against allocated expenses resulting in a single net receivable or payable amount included in Receivables from affiliates or Payables to affiliates on the Statement of Financial Condition.

Underwriting fees including gains, losses and fees, net of syndicate expenses are recognized on securities offerings in which the Company acts as an underwriter. Underwriting fees are recognized at the time the underwriting is completed and the income is reasonably assured. All fees recognized have been collected prior to December 31, 2014.

Interest income is interest earned on cash balances in interest bearing bank accounts. Interest income is recognized when earned.

Allocation of Expenses from Affiliates—Pursuant to the servicing agreement between the Company and the Parent ("Servicing Agreement"), the Parent provides through affiliates certain services, facilities and personnel as required for the Company to perform its broker-dealer business. The Parent initially pays all expenses associated with providing the services and allocates the expenses to the Company, at cost, based on the prorated amount of time dedicated to the provision of the services or on other such basis as determined commercially reasonable. The Parent annually reassesses the reasonableness of the allocation methodology.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specified the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the Company's fiscal year that begins on January 1, 2018, and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its Financial Statements and the related disclosures, as well as the available transition methods. Early adoption is prohibited.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of Cash, Receivables from affiliates and Accounts payable and accrued expenses.

5. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels. Accordingly, no income tax provision has been recorded for the year ended December 31, 2014.

6. CONTINGENCIES

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and will, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings.

7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the net capital rules. At December 31, 2014, the Company's net capital was $147,429,773, which exceeded the minimum requirement by $147,329,773. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of

the net capital rules of the SEC and FINRA. There were no dividend payments or other equity withdrawals throughout 2014.

8. RELATED PARTY ACTIVITY

As of December 31, 2014, the Company had Receivables from affiliates of $3,533,360. There are no interest charges on receivables from and payables to affiliates balances. $3,350,000 of the Receivable from affiliates balance consists of a single receivable from one portfolio company.

Substantially all of the transaction and underwriting fees earned by the company are generated in transactions with affiliates of the Parent, including the portfolio companies of funds managed by such affiliates, whereby the Company earns fees for its services. Transaction fees recognized but not received are included in Receivables from affiliates on the Statement of Financial Condition.

Pursuant to the Servicing Agreement, the Parent pays certain compensation, professional fees, occupancy, general and administrative expenses on behalf of the Company for which the Company reimburses the Parent at cost. The Company reallocates to the Parent at cost a portion of expenses related to placement services.

At December 31, 2014 the Company had a net receivable of $183,360 included within Receivables from affiliates in the Statement of Financial Condition, related to the Servicing Agreement and Engagement Agreement as the Company has the right to offset.

9. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was issued, and determined there were no subsequent events requiring adjustment or further disclosure to the Statement of Financial Condition.

*****

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Apollo Global Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Apollo Global Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2015

APOLLO
GLOBAL SECURITIES

A REPORT DESCRIBING THE BROKER DEALER'S COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SECTION K OF SEC RULE 15C3-3 (THE "EXEMPTION REPORT")

Exemption Report

We as members of management of Apollo Global Securities, LLC (the "Company") are responsible for complying with 17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 (k) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions from June 1, 2014 to December 31, 2014 without exception.

Chris Weidler
CFO, Financial and Operations Principal

Subscribed to before me this
25 the date of February 2015

Notary Public

ELVIRA M. ALTIMARI-JAEGER
Notary Public, State of New York
No. 01AL6113151
Qualified in Nassau County
Commission Expires July 19, 2016

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Apollo Global Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Apollo Global Securities, LLC, (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2015